# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cardiff Oncology, Inc., CIK 0001213037
CUSIP: 14147L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11055 Flintkote Avenue, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001831942

## Reporting persons
- Commodore Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Commodore Capital Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cardiff Oncology, Inc.
Address of issuer's principal executive offices: 11055 Flintkote Avenue, San Diego, CALIFORNIA, 92121.

## Item 2. Person Filing
Name of person filing:
Commodore Capital LP
Commodore Capital Master LP

Each a "Filer."
Address of principal business office or, if none, residence:
The address for Commodore Capital LP is 444 Madison Avenue, Floor 35, New York, NY 10022.

The address for Commodore Capital Master LP is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Commodore Capital LP: Michael Kramarz, Managing Partner (08/14/2025)
- Commodore Capital Master LP: Michael Kramarz, Authorized Signatory (08/14/2025)